Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

VIA EDGAR

September 13, 2021

Re:	Acceleration Request for Academy Sports and Outdoors, Inc.
Registration Statement on Form S-1 (File No. 333-259477)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Academy Sports and Outdoors, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 5:30 p.m., Washington, D.C. time, on September 14, 2021, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

ACADEMY SPORTS AND OUTDOORS, INC.

1800 North Mason Road
Katy, Texas 77449

 September 13, 2021

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc.
Registration Statement on Form S-1 (File No. 333-259477)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Academy Sports and Outdoors, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:30 p.m., Washington, D.C. time, on September 14, 2021, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Joseph H. Kaufman (212-455-2948) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

ACADEMY SPORTS AND OUTDOORS, INC.

By:	/s/ Rene G. Casares
	Name:	Rene G. Casares
	Title:	Senior Vice President, General Counsel and Secretary

September 13, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Academy Sports and Outdoors, Inc.
Registration Statement on Form S-1
File No. 333-259477

Acceleration Request
	Requested Date:	September 14, 2021
	Requested Time:	5:30 p.m., Washington, D.C. time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC, as representative of the several underwriters, hereby joins Academy Sports and Outdoors, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-259477) (the “Registration Statement”) to become effective on September 14, 2021, at 5:30 p.m., Washington, D.C. time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan M Beaupré
Name:	Ryan M Beaupré
Title:	Director

cc:	Ken C. Hicks, Academy Sports and Outdoors, Inc.
Michael P. Mullican, Academy Sports and Outdoors, Inc.
Joseph H. Kaufman, Simpson Thacher & Bartlett LLP
Sunny Cheong, Simpson Thacher & Bartlett LLP
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP

[Signature Page to Acceleration Request]